Exhibit 99.1

Electra Closes US$5.5 Million Public Equity Offering

TORONTO--(BUSINESS WIRE)--November 15, 2022--Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) is pleased to announce that it has closed its previously announced overnight-marketed public offering (the “Offering”) of units of the Company (the “Units”) on a best efforts basis at a price of US$2.35 per Unit for gross proceeds of approximately US$5.5 million (~CAD$7.4 million). Each Unit comprises one common share in the capital of the Company (each, a “Common Share”) and one Common Share purchase warrant (each, a “Warrant”). Each Warrant entitles the holder to purchase one Common Share at a price of US$3.10 at any time on or before the date that is 36 months after the closing date of the Offering.

The Company intends to use the net proceeds of the Equity Offering for capital expenditures associated with the expansion and recommissioning of the Company’s wholly-owned hydrometallurgical cobalt refinery, including buildings, equipment, infrastructure, and other direct costs, as well as engineering and project management costs.

The Offering was conducted by a syndicate of agents led by Cantor Fitzgerald Canada Corporation (“Cantor”), as lead agent and sole book runner, and which included Canaccord Genuity Corp., H.C. Wainwright & Co., LLC, A.G.P./Alliance Global Partners, Desjardins Securities Inc., Paradigm Capital Inc. and Red Cloud Securities Inc. (each an “Agent” and, together with Cantor, the “Agents”). In connection with their services in the Offering, the Agents received a cash fee of US$324,652.50. As additional compensation for their services, the Company issued to the Agents 138,150 compensation warrants (the “Broker Warrants”) exercisable to acquire an aggregate of 138,150 Units (the “Broker Warrant Units”) at any time on or before the date that is 36 months after the closing date of the Offering, with each Broker Warrant Unit consisting of one Common Share and one Warrant.

The Company filed a preliminary prospectus supplement dated November 8, 2022, as amended on November 9, 2022, as well as a final prospectus supplement dated November 9, 2022 (the draft prospectus supplement, amended draft prospectus supplement, and final prospectus supplement, the “Prospectus Supplement”) to its final short form base shelf prospectus dated November 26, 2020, as amended by amendment no. 1 dated November 30, 2021 (collectively, the “Base Shelf Prospectus”) in connection with the Offering. The Prospectus Supplement was filed with the securities regulatory authorities in each of the provinces of Canada, except Québec. The Prospectus Supplement was also filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of a registration statement on Form F-10 (File No. 333-264982), effective upon filing with the SEC on May 16, 2022, in accordance with the Multijurisdictional Disclosure System established between Canada and the United States. The Prospectus Supplement, the Base Shelf Prospectus, and the documents incorporated by reference therein are available on the Company’s issuer profile on SEDAR at www.sedar.com and with the SEC at www.sec.gov. Copies of the Prospectus Supplement and accompanying Base Shelf Prospectus may also be obtained in Canada from Cantor Fitzgerald Canada Corporation, Attn: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com, or in the United States from Cantor Fitzgerald & Co., Attn: Capital Markets, 499 Park Avenue, 4th Floor, New York, New York 10022 or by email at prospectus@cantor.com. Prospective investors should read the Prospectus Supplement and the accompanying Base Shelf Prospectus, and the other documents the Company has filed, before making an investment decision.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects', “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Such forward-looking statements include, without limitation, statements regarding the expected use of proceeds of the Offering. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR at www.sedar.com and with on EDGAR at www.sec.gov. Although Electra Battery Materials Corporation believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, Electra Battery Materials Corporation disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts

Joe Racanelli Vice President, Investor Relations
info@ElectraBMC.com 1.416.900.3891